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[THE BANK OF NEW YORK LETTERHEAD]


DEPOSITARY RECEIPTS



                                VIVENDI UNIVERSAL

                 NOTICE TO OWNERS OF AMERICAN DEPOSITARY SHARES

If you own, as defined under the Statuts of Vivendi Universal (its governing document) and Article L 233-9 of the French Commercial Code to which those Statuts refer, more than 2% of Shares, including Shares held in the form of American Depositary Shares as of March 19, 2001, you must contact The Bank of New York, as Depositary, at (212) 815-8257 to obtain instructions as to how to exercise your voting rights. The Bank of New York will require you to identify the total number of American Depositary Shares and Ordinary Shares that you own and the manner in which you own them, and will provide instructions as to where you should send this Voting Instruction Card. If you own more than 2% of the total voting power of Vivendi Universal, your voting rights will be adjusted in accordance with Vivendi Universal's Statuts such that your actual voting power will be limited to that which you would possess if 100% of the shareholders were present at the shareholders meeting. If you own more than 2% of the total voting power of Vivendi Universal and submit this Voting Instruction Card without first contacting The Bank of New York and following its instructions, then your Voting Instruction Card will be invalid. An agent or financial intermediary is not deemed to be the owner of Shares for or on behalf of another person.



                                             The Bank of New York,
                                             as Depositary